
December 23, 2024

Shellie Hammock
Executive Vice President and General Counsel
Crown Laboratories, Inc.
207 Mockingbird Lane
Johnson City, TN 37604

> **Re:  Crown Laboratories, Inc.**
> **Revance Therapeutics, Inc.**
> **Schedule TO-T filed December 12, 2024**
> **Filed by Crown Laboratories, Inc.**
> **File No. 005-88023**

Dear Shellie Hammock:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your offer materials.

Schedule TO-T filed December 12, 2024; Offer to Purchase

General

1.     Refer to the following disclosures:

   • The second paragraph on page 26 that the summary of the Equity Commitment Letter "does not purport to be complete... "
   • The first full paragraph on page 27 that the summary of the Limited Guarantee "does not purport to be complete..."
   • The penultimate paragraph on page 35 that the "summary of certain provisions of the A&R Merger Agreement [...] does not purport to be complete..."

Please revise to remove the implication that these and any other summaries presented in your filings are not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, summaries must be complete in describing all material terms. You may direct investors to read exhibits or annexes for a more complete discussion.

## Source and Amount of Funds, page 25

2.      Please revise your summaries of the Equity Commitment Letter and the Limited Guarantee to include any material conditions. Also please revise this section to provide a summary of the Debt Commitment Letter, including any material conditions, the collateral, and the stated and effective interest rates. Refer to Item 7 of Schedule TO and Item 1007(b) and (d) of Regulation M-A.

## Background of the Offer, page 27

3.      We note multiple references in this section to "material open terms" in the merger agreement and other transactional documents being negotiated between Revance and Crown. With a view towards disclosure, please describe these material open terms.

## Conditions of the Offer, page 63

4.      We note the disclosure on page 65 stating, among other things, that conditions to the Offer "may be waived by Crown and Merger Sub, in whole or in part at any time and from time to time prior to the expiration of the Offer, in their sole discretion" and that "[t]he failure by Crown, Merger Sub or any other affiliate of Crown at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right [...] and each such right will be deemed an ongoing right that may be asserted at any time and from time to time." When an offer condition is "triggered," a bidder must promptly notify subject security holders whether it intends to waive that condition and proceed with the offer, or assert the condition and terminate it. Please revise.

## Antitrust Compliance, page 65

5.      We note the following disclosure at the top of page 66, which includes a cross-reference to the section captioned Conditions of the Offer: "Notwithstanding the termination of the applicable waiting period under the HSR Act, any state or private party may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. See Section 15 —'Conditions of the Offer.'" However, that section defines the "Antitrust Condition" as "any waiting period (and extensions thereof, including any timing agreement entered into with the relevant government authority) applicable to the transactions contemplated by the A&R Merger Agreement under the HSR Act shall have expired or been terminated." With a view towards more fulsome disclosure, please explain to us how this definition of the Antitrust Condition addresses the ability of "any state or private party [to] also bring legal action under the antitrust laws" referenced on page 66.

## Miscellaneous, page 69

6.      We note your disclosure in this section and in similar language in exhibits (a)(1)(B) and (a)(1)(D) that the Offer "is not being made to (nor will tenders be accepted from or on behalf of holders of) holders of Shares in any jurisdiction in which the making

of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction." While you need not disseminate offer materials in jurisdictions where you may not legally do so, you must accept tenders from all eligible holders who tender into the offer. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34- 58597 (September 19, 2008). Please revise accordingly. Further, we note similar language in the Summary Advertisement filed as exhibit (a)(1)(E). Please confirm to us that you will accept tenders from all eligible holders who tender into the offer.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions